Mail Stop 6010

August 29, 2008

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

> **Re: Skystar Bio-Pharmaceutical Company**
> **Registration Statement on Form S-1/A**
> **Filed August 21, 2008**
> **File No. 333-150695**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A

General

1. Please provide the valuation and qualifying account information required by Rule 12-09 of Regulation S-X.

Cover Page

2. Please revise to provide disclosure on the cover page and in the summary of the offering on page 6 that you are selling securities equating to 10% of the offering to the underwriters for $100, a substantial discount to the offering price.

Dilution, page 24

3. We note that you state in this section that you are offering 2,500,000 shares pursuant to this prospectus. This does not appear to be consistent with your disclosures in your registration fee table. Please revise your dilution disclosure to include the 2,727,276 shares underlying the units registered in this offering and the 272,728 shares underlying the representative's units purchase option.

Security Ownership of Certain Beneficial Owners and Management, page 31

4. Please revise your table, including all footnotes thereto, to update the information as of the latest practicable date. Please disclose the specific date to which the information was updated.

Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007, page F-1

5. We note that your accounts receivable balance increased $1.53 million from $1.36 million to $2.89 million from December 31, 2007 to June 30, 2008. In light of this 113% increase, please tell us why the allowance for doubtful accounts only increased by $12,814 or 6.4% in the same period.

Note 2- Summary of Significant Accounting Policies

Accounts and Other Receivables, page F-8

6. You state that when facts subsequently become available to indicate that the allowance provided requires an adjustment, then the adjustment will be classified as a change in estimate. Please disclose these adjustments for all periods presented.

Exhibits

7. Pursuant to your exhibit index, it appears that you are incorporating by reference the Form of Warrant Agreement from your registration statement filed on July 17, 2008. It appears that you have also filed this Form of Warrant Agreement as Exhibit 10.6 to this registration statement. In your next amendment, please clarify which agreement is incorporated by reference into your registration statement.

8. Pursuant to your registration fee table, it appears that you are seeking to register 3,136,368 units which will be sold in the unit offering plus an additional 272,728 units which the company has sought to register under the underwriter representative unit purchase option. If true, please have Richardson & Patel revise their opinion to include all shares which you are registering under on this registration statement. If you disagree, please provide us with your analysis as to

how Richardson & Patel calculated the number of shares included in their opinion.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin K. Leung, Esq.
       Ryan S. Hong, Esq.
       Francis Y.L. Chen, Esq.
       RICHARDSON & PATEL LLP
       10900 Wilshire Boulevard, Suite 500
       Los Angeles, California 90024